HOLDING

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 12 April 2006

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld   Kay Amelungse

Enclosures

(1) 10 April 2006	Press release: Hypo Real Estate Bank International: Successful completion of a CHF 29.75 million financing for the acquisition of a mixed use property in La Chaux-de-Fonds (NE), Switzerland
(2) 12 April 2006	Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG)

RECEIVED
2006 APR 18 A 11: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press release

Hypo Real Estate Bank International: Successful completion of a CHF 29.75 million financing for the acquisition of a mixed use property in La Chaux-de-Fonds (NE), Switzerland

Geneva/Stuttgart/Munich, 10 April 2006: Hypo Real Estate Bank International announces that it has provided CHF 29.75 million of financing for the acquisition of a mixed use property in La Chaux-de-Fonds (NE), Switzerland by a consortium of investors made up of Apollo European Real Estate Fund, REIT Asset Management Europe and REPI–SA. The purchasers were advised by SPG Intercity Geneva. The transaction closed on 7 March 2006.

The property is made up of offices, workshops and storage facilities and is let on a long term basis to subsidiaries of LVMH Group, including TAG Heuer S.A.

Apollo Real Estate, a leading private real estate investor, was founded by William Mack in 1993 and has invested over $4.7 billion in more than 200 transactions with an aggregate value in excess of $20 billion.

REIT Asset Management is a specialist investment finance and asset management partnership with a portfolio with a value of around EUR 4 billion and offices in London, Mumbai, Munich, Tel Aviv and Stockholm.

REPI, Real Estate Participations & Investments SA is a Swiss private investment company.

SPG Intercity Geneva is a specialist in commercial property search and consultancy which offers services ranging from the strategic analysis of real

estate portfolios to assistance in negotiating leases and sales or purchase contracts.

Commenting, Harin Thaker, CEO - Europe, said: "We have again proven that our European business platform can deliver efficiently, successfully and quickly a structured finance solution for a key client."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Hypo Real Estate
HOLDING

12.04.2006 - Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – The Capital Group Companies and Capital Research and Management Company

1. Pursuant to sec. 21 par. 1 WpHG, The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG on 05 April 2006 of the following:

On 29 March 2006 our share of voting rights in Hypo Real Estate Holding AG in Munich has exceeded the threshold of 5 %. Our share of voting rights now amounts to 5,387 %. This corresponds to 7.222.522 votes. All of the aforementioned voting rights are to be ascribed to us in accordance with sec. 22 par. 1 sent. 1 no. 6 in connection with Sent. 2 and 3 WpHG.

2. Pursuant to sec. 21 par. 1 WpHG, Capital Research and Management Company,
333 South Hope Street, Los Angeles, CA-90071, USA, notified Hypo Real Estate Holding AG on 05 April 2006 of the following:

On 30 March 2006 our share of voting rights in Hypo Real Estate Holding AG in Munich has exceeded the threshold of 5 %. Our share of voting rights now amounts to 5,222%. This corresponds to 7.001.205 votes. All of the aforementioned voting rights are to be ascribed to us in accordance with sec. 22 par. 1 sent. 1 no. 6 WpHG.

Hypo Real Estate Holding AG
Management Board